DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
NeuroMetrix, Inc. has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.0001 par value per share (“Common Stock”); (ii) rights to purchase shares of preferred stock, par value $0.001 per share (“Preferred Stock Purchase Rights”), and (iii) warrants to purchase Common Stock.
Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “NeuroMetrix” in this Exhibit 4.1 refer to NeuroMetrix, Inc.
DESCRIPTION OF CAPITAL STOCK
The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws, and shareholder rights agreement, as amended, which are filed as exhibits to the annual report on Form 10-K of which this Exhibit 4.1 is a part. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.
Authorized Capitalization
Our authorized capital stock consists of 25,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”) in one or more series.
Transfer Agent and Registrar. The transfer agent for our Common Stock and outstanding shares of Preferred Stock is American Stock Transfer & Trust Company.
Listing. Our Common Stock is traded on the Nasdaq Capital Market under the symbol “NURO” and our warrants to purchase shares of Common Stock are listed under the symbol “NUROW” on the Nasdaq Capital Market.
Common Stock
The holders of our Common Stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Except as may be required by law and in connection with some significant actions, such as mergers, consolidations, or amendments to our certificate of incorporation that affect the rights of stockholders, holders of our Common Stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a plurality of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director. Holders of our Common Stock are entitled to receive proportionally any dividends declared by our Board of Directors, subject to any preferential dividend rights of outstanding Preferred Stock.
Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our certificate of incorporation and bylaws do not restrict the ability of a holder of our Common Stock to transfer his or her shares of our Common Stock.
In the event of our liquidation or dissolution, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of our Common Stock have no preemptive, subscription, sinking fund, redemption, exchange or conversion rights. The Common Stock, when issued, will be duly authorized, fully paid and nonassessable.
Preferred Stock
Pursuant to our certificate of incorporation, we are authorized to issue “blank check” Preferred Stock, which may be issued from time to time in one or more series upon authorization by our Board of Directors. Our Board of Directors, without further approval of the stockholders, is authorized to fix the designations, powers, including voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or other rights of the holders of our Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.
The Preferred Stock will have the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the Preferred Stock. You should read the prospectus supplement relating to the particular series of the Preferred Stock being offered for the specific terms of that series, including:
•the designation and stated value per share of the Preferred Stock and the number of shares offered;
•the amount of liquidation preference per share, if any;
•the price at which the Preferred Stock will be issued;
•the dividend rate, or method of calculation of the dividend rate, if any, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to accumulate;
•any redemption or sinking fund provisions;
•if other than the currency of the United States, the currency or currencies, including composite currencies, in which the Preferred Stock is denominated and/or in which payments will or may be payable;
•any conversion provisions; and
•any other rights, preferences, privileges, limitations and restrictions on the Preferred Stock.
The Preferred Stock will, when issued, be duly authorized, fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, each series of the Preferred Stock will rank equally as to dividends and liquidation rights in all respects with each other series of Preferred Stock. The rights of holders of shares of each series of Preferred Stock will be subordinate to those of our general creditors.
Rank. Unless otherwise specified in the applicable prospectus supplement, the Preferred Stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up our affairs, ranks:
•senior to all classes or series of our Common Stock and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up our affairs;
•on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs; and
•junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs.
The term “equity securities” does not include convertible debt securities.
Dividends. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at such rates and on such dates described in the applicable prospectus supplement. Different series of Preferred Stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our board of directors, as specified in the applicable prospectus supplement.
Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our board of directors does not declare a dividend payable on a dividend payment date on any series of noncumulative Preferred Stock, then the holders of that noncumulative Preferred

Stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative Preferred Stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.
No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the Preferred Stock. If full dividends are not paid, the Preferred Stock will share dividends pro rata with the parity securities.
No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the Preferred Stock.
Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before we make any distribution or payment to the holders of any Common Stock or any other class or series of our capital stock ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of each series of Preferred Stock shall be entitled to receive out of assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share set forth in the applicable prospectus supplement, plus any accrued and unpaid dividends thereon. Such dividends will not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods. Unless otherwise specified in the applicable prospectus supplement, after payment of the full amount of their liquidating distributions, the holders of Preferred Stock will have no right or claim to any of our remaining assets. Upon any such voluntary or involuntary liquidation, dissolution or winding up, if our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all other classes or series of our capital stock ranking on parity with the Preferred Stock and all other such classes or series of shares of capital stock ranking on parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.
Upon any liquidation, dissolution or winding up, and if we have made liquidating distributions in full to all holders of Preferred Stock, we will distribute our remaining assets among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock according to their respective rights and preferences and, in each case, according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.
Redemption. If so provided in the applicable prospectus supplement, the Preferred Stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.
The prospectus supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of Preferred Stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. Unless the shares have a cumulative dividend, such accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods. We may pay the redemption price in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of our capital stock, the terms of such Preferred Stock may provide that, if no such shares of our capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.
Notwithstanding the foregoing, we will not redeem any Preferred Stock of a series unless:
•if that series of Preferred Stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on the Preferred Stock for the past and current dividend period; or

•if such series of Preferred Stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends for the current dividend period.
In addition, we will not acquire any Preferred Stock of a series unless:
•if that series of Preferred Stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on all outstanding shares of such series of Preferred Stock for all past dividend periods and the then current dividend period; or
•if that series of Preferred Stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the Preferred Stock of such series for the then current dividend period.
However, at any time we may purchase or acquire Preferred Stock of that series (1) pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series or (2) by conversion into or exchange for shares of our capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation.
If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, we will determine the number of shares that may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder or by any other equitable manner that we determine. Such determination will reflect adjustments to avoid redemption of fractional shares.
Unless otherwise specified in the applicable prospectus supplement, we will mail notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock to be redeemed at the address shown on our stock transfer books. Each notice shall state:
•the redemption date;
•the number of shares and series of the Preferred Stock to be redeemed;
•the redemption price;
•the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price;
•that dividends on the shares to be redeemed will cease to accrue on such redemption date;
•the date upon which the holder’s conversion rights, if any, as to such shares shall terminate; and
•the specific number of shares to be redeemed from each such holder if fewer than all the shares of any series are to be redeemed.
If notice of redemption has been given and we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on such shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.
Voting Rights. Holders of Preferred Stock will not have any voting rights, except as described in the next paragraph, as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.
Unless otherwise provided for any series of Preferred Stock, so long as any Preferred Stock of a series remains outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the Preferred Stock of such series outstanding at the time, given in person or by proxy, either in writing or at a meeting with each of such series voting separately as a class:
•authorize, or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any of our authorized shares of capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•amend, alter or repeal the provisions of our restated certificate or the amendment to our certificate of incorporation designating the terms for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof.
Notwithstanding the preceding bullet point, if the Preferred Stock remains outstanding with the terms thereof materially unchanged, the occurrence of any of the events described above shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Preferred Stock, even if upon the occurrence of such an event we may not be the surviving entity. In addition, any increase in the amount of (1) authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (2) authorized shares of such series or any other series of Preferred Stock, in each case ranking on parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, we have redeemed or called for redemption all outstanding shares of such series of Preferred Stock and, if called for redemption, have deposited sufficient funds in trust to effect such redemption.
Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price, rate or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the Preferred Stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption.
Transfer Agent and Registrar. The transfer agent and registrar for the Preferred Stock will be set forth in the applicable prospectus supplement.
Series B Convertible Preferred Stock Outstanding
As of December 31, 2021, we had 200 shares of our Series B Convertible Preferred Stock with a stated value of $100 outstanding. The Series B Convertible Preferred Stock is convertible at the option of the holder into the number of shares of Common Stock determined by dividing the stated value by the adjusted conversion price of $333.30, which is subject to adjustment as provided in the Certificate of Designation for the Series B Preferred Stock, subject to a 9.99% ownership limitation. The Series B Convertible Preferred Stock has no dividend rights, liquidation preference or other preferences over Common Stock and has no voting rights except as provided in the Certificate of Designation, as filed with the Secretary of State of the State of Delaware, or as otherwise required by law. You should refer to the certificate of designation of preferences, rights and limitations of Series B Convertible Preferred Stock, which is included as exhibit to the annual report on Form 10-K.
Shareholder Rights Plan
    On March 7, 2007, we entered into a Rights Agreement with American Stock Transfer & Trust Company, as rights agent, and approved the declaration of a dividend distribution of one preferred share purchase right on each outstanding share of our Common Stock to shareholders of record as of the close of business on June 8, 2007, and subsequently we entered into amendments to the Rights Agreement. Each right entitles the registered holder to purchase from us one ten thousandth of a share of our Series A Junior Convertible Preferred Stock at a price of $75.00, subject to adjustment.
Initially, the rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to March 8, 2007. The rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons, or an Acquiring Person, has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a shareholder or (ii) the close of business on the tenth business day (or such later day as our Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock.

The rights may be redeemed in whole, but not in part, at a price of $0.01 per right (payable in cash, Common Stock or other consideration deemed appropriate by our board) by the board only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the board ordering redemption of the rights, the rights will terminate and thereafter the only right of the holders of rights will be to receive the redemption price.
The rights will expire on March 7, 2023, unless previously redeemed or exchanged by the Company. The rights distribution was not taxable to stockholders.
The above summary of the Rights Agreement does not purport to be complete. You should refer to the Rights Agreement, as amended, which is included as an exhibit to the annual report on Form 10-K.
Certain Effects of Authorized but Unissued Stock
We have shares of Common Stock and Preferred Stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved Common Stock and Preferred Stock may enable our board of directors to issue shares to persons friendly to current management or to issue Preferred Stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue Preferred Stock, the issuance could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.
Delaware Law and Certificate of Incorporation and Bylaws Provisions
Board of Directors. Our certificate of incorporation provides that:
•our Board of Directors is divided into three classes, as nearly equal in number as possible, to serve staggered terms so that approximately one-third of our board will be elected each year;
•subject to the rights of the holders of any class or series of Preferred Stock then outstanding, our directors may be removed (i) only with cause and (ii) only by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then outstanding shares then entitled to vote at an election of directors voting together as a single class, unless otherwise specified by law; and
•any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.
These provisions could discourage, delay or prevent a change in control of our company or an acquisition of our company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our Board of Directors.
Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation and bylaws also provide that:
•stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting;
•stockholder action may not be taken by written action in lieu of a meeting;
•special meetings of stockholders may be called only by our Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office; and
•in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding specified information and advance notice to us.

These provisions could delay, until the next stockholders’ meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our Common Stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders’ meeting, and not by written consent.
Provisions of Delaware Law Governing Business Combinations. We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:
•prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status; or
•upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”
A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Indemnification. Our restated certificate provides that no director of our company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Our restated certificate also provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. The restated certificate further provides that no amendment to or repeal of these provisions shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Our restated certificate further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.